Mail Stop 3561

December 12, 2007

By U.S. Mail and facsimile to (212) 475-0734

Kevin Burke
Chairman, President and Chief Executive Officer
Consolidated Edison, Inc.
4 Irving Place
New York, NY 10003

> **Re: Consolidated Edison, Inc.**
> **Definitive 14A**
> **Filed April 11, 2007**
> **File No. 1-14514**

Dear Mr. Burke:

        We have reviewed your response letter dated October 19, 2007 and have the following comment. Please respond to our comment by December 12, 2007 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

Annual Incentive Plans, page 18

1. We note your response to comment 8 in our letter dated August 21, 2007. Please confirm, if true, that the current year (2007) targets would not be material to an understanding of the completed fiscal year (2006) compensation disclosure instead of stating that you "do not believe that the [current year targets] would assist investors in understanding the Company's [completed fiscal year] compensation policies and decisions."

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel

cc: Luther Tai (via facsimile to (212) 477-6142)
        Senior Vice President